Exhibit 1.01

Mechanical Technology, Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (CMR) for the year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Mechanical Technology, Incorporated continued to receive supply chain responses through January 30, 2014. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals that are necessary to the functionality or production of their products, and generally require such registrants to annually conduct a RCOI reasonably designed to determine whether any of their necessary Conflict Minerals originated in the Covered Countries. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of this assessment. The "Covered Countries" for the purposes of the Rule and this CMR are the Democratic Republic of the Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  The reporting requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that any Conflict Minerals it uses originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must file with the SEC a Form SD that describes the RCOI completed.

If a registrant knows or has reason to believe based on its RCOI that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.  If after such due diligence the registrant is unable to determine that the Conflict Minerals are not from the covered country and not from scrap or recycled sources, the registrant must submit with its Form SD a CMR report to the SEC that includes a description of those due diligence measures.

The CMR presented herein relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed, during calendar year 2013.

1. Company Overview

This CMR has been prepared by management of Mechanical Technology, Incorporated (herein referred to as “MTI,” the “Company,” “we,” “us,” or “our”). The information includes the activities of our wholly-owned subsidiary, MTI Instruments, Inc. (MTI Instruments or MTII) and MTI MicroFuel Cells, Inc. (MTI Micro), though which the Company also operated its business through year ended December 31, 2013. On December 31, 2013, as a result of a stock warrant exercise, the Company transferred management of MTI Micro to Dr. Walter L. Robb (a member of the Company’s and MTI Micro’s board of directors) and his new management team. The Company is consequently no longer reporting MTI Micro as a variable interest entity (VIE) as of the close of business on December 31, 2013 (date of MTI Micro deconsolidation). This CMR does not include the activities of entities that are not required to be consolidated.

Mechanical Technology, Incorporated, a New York corporation, was incorporated in 1961. The Company’s core business is conducted through MTI Instruments, incorporated in New York on March 8, 2000 and the sole component of the Company’s Test and Measurement Instrumentation segment. The Company’s operations are headquartered in Albany, NY where it designs, manufactures, and markets its products globally. As of December 31, 2013, we had 35 employees including 31 full-time employees.

MTI Instruments is a supplier of precision linear displacement solutions, vibration measurement and system balancing solutions, and wafer inspection tools.  These tools and solutions are developed for markets that require the precise measurements and control of products processes for the development and implementation of automated manufacturing, assembly, and consistent operation of complex machinery. MTI Instruments provides its customers with enabling sensors and sensing technologies that help advance manufacturing processes and new product development efforts. Using a combination of integrated smart robotics, manufacturing lines, and a myriad of sensors that measure ongoing equipment performance, monitoring and drive controls have resulted in significant advancements in productivity and quality in manufacturing.

2. Products Overview

MTI Instruments product lines are classified in the following categories: MTII Parts and Catalog Parts.

MTII Parts

Parts designed by or specifically for MTI Instruments. These are parts that MTI Instruments “contracts to manufacture” and that MTI Instruments has influence over the manufacture. An example of an MTII Part would be a machined part for an instrument or sensor.

Catalog Parts	Parts not designed by or specifically for MTI Instruments. These are parts where MTI Instruments has no influence over the manufacture. An example of a Catalog Part would be electronic components.

Based upon the Company’s internal assessment, only the MTII Parts were considered for this Report. In 2013, the Company contracted for the manufacture of products containing Conflict Minerals but did not directly manufacture products containing Conflict Minerals.  The Company is therefore several levels removed from the actual mining of Conflict Minerals.  The Company does not make purchases of raw or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

3. Supply Chain Overview

There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the Covered Countries. Through the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC reporting companies have been required to conduct reasonable due diligence of their supply chain to determine the source of their Conflict Minerals and if such Conflict Minerals financed or benefitted armed groups within the Covered Countries.

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. The Company looks to industry guidelines to help establish its programs such as the joint Electronic Industry Citizen Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). GeSI is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (CFS) program aiming to enable companies to source conflict-free minerals.

We are in the process of developing and implementing a strategy to support the objectives of the U.S. regulations on the supply of Conflict Minerals. Our commitment includes:

•              Developing policies and processes toward preventing the use of Conflict Minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Covered Countries.

•              Not knowingly procuring specified minerals that originate from facilities in the Covered Countries that are not certified as conflict free.

•              Expecting suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

The Company believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict-free source. If suitable action is not taken, we will look to alternative sources for the product. The Company’s efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “not conflict free”, we will work towards transitioning to products that are “conflict free”.

The Company's supply chain with respect to its product lines is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Company’s products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in its products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore the Company has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company's supply chain.

In order to manage the scope of this task, the Company relies upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy Procedure. Our suppliers are expected to provide the Conflict Minerals sourcing information to us per our Conflict Minerals Policy Procedure. We reached out to our suppliers regarding the Company’s due diligence expectations.

In addition, the Company has performed a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our Conflict Minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain Conflict Minerals. We launched our Conflict Minerals due diligence communication inquiry to suppliers of our MTII Parts in 2013.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our MTII Parts and found that tin and gold can be found in MTII Parts. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1. As such, we contacted only our suppliers whose parts contain Conflict Minerals. We asked each impacted supplier to provide us information on (1) the Conflict Minerals contained in each of the parts supplied by that supplier and (2) the source of the Conflict Minerals, including smelter/refinery information and location of mines.

Despite having conducted a good faith reasonable country of origin inquiry, we have been unable to determine the origin of all of the Conflict Minerals used in our MTII Parts. Due to the breath and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative (CFSI) program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis

The Company will continue to exercise due diligence regarding the source and chain of custody of its Conflict Minerals through the utilization of a nationally recognized due diligence framework provided by the OECD.

6. Due Diligence Program

6.1 Conflict Minerals Policy Procedure

MTI Instruments Inc. – Albany, NY
Document Name: Conflict Minerals Policy Procedure	Issue Date 12-17-2013
Document Number: A0810	Revision – 1.0

Conflict Minerals Policy Procedure

1      PURPOSE

To provide a policy for MTI Instruments to adhere to the Dodd-Frank Wall Street Reform and Consumer Act Section 1502 regarding Conflict Minerals. Section 1502 amends the Securities Exchange Act of 1934 to add section 13 (p).

2      SCOPE

        This policy applies to MTI Instruments and all products manufactured by MTI Instruments

3     ASSOCIATED DOCUMENTS

N/A

4     GENERAL DEFINITIONS

Conflict Minerals	Those minerals defined as Conflict Minerals in section 1502. As of 20 November 2013, these are cassiterite-tin, columbite-tantalite, gold, wolframite-tungsten, titanium.

Covered Countries

Countries covered by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended are the Democratic Republic of the Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

MTII Parts

Parts designed by or specifically for MTI Instruments. These are parts that MTI Instruments “contracts to manufacture” and that MTI Instruments has influence over the manufacture. An example of an MTII Part would be a machined part for an instrument or sensor.

Catalog Parts	Parts not designed by or specifically for MTI Instruments. These are parts where MTI Instruments has no influence over the manufacture. An example of a Catalog Parts would be electronic components.

5         RESPONSIBILITES

5.1         Engineering Management:

•         Determine what MTII Parts contain Conflict Minerals and communicate that information to Purchasing.

5.2         Purchasing

•         Request Conflict Mineral report information from vendors of MTII Parts where Conflict Minerals are used.

•         Keep vendor Conflict Mineral information filed appropriately.

5.3         Corporate Accountant

•         Facilitate the generation of Form SD per SEC requirements

•         File Form SD as required

•         Make Form SD available via www.mtiinstruments.com

6         PROCEDURE

6.1          Policy regarding Covered Countries:

•         MTI Instruments will not purchase materials from the Covered Countries.

•         MTI Instruments will not buy materials that are known to contain Conflict Minerals sourced in Covered Countries.

6.2          Policy regarding Conflict Minerals:

•         When practical and reasonable, MTI Instruments will attempt to avoid Conflict Minerals in the design of MTII Parts.

•         Engineering will inform Purchasing when a MTII Part contains Conflict Minerals.

•         Suppliers of MTII Parts that do contain Conflict Minerals will be queried with regards to their Conflict Minerals sourcing.

•         Supplier Conflict Mineral sourcing information will be kept on file by Purchasing.

6.3          Disclosure:

•         Securities and Exchange Form SD will be filed pursuant to 17 CFR 240.13p-1.

•         This report will be available on www.mtiinstruments.com after filing.

6.2 Due Diligence Process

6.2.1 Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conformity with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed its due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our Conflict Minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2 Management Systems

As described above, the Company has adopted a policy which is posted on our website at: www.mechtech.com under "Investor Relations" in "Corporate Governance".

6.2.3 Internal Team

The Company has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Director of Product Development, Chief Financial Officer, and a team of subject matter experts from relevant functions such as purchasing, quality assurance, manufacturing and environmental health and safety. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Director of Product Development, who acts as the Conflict Minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

6.2.4 Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have been successful in communicating with all of our impacted suppliers and have archived the received supplier responses to our RCOI.

6.2.5 Escalation Procedure

The Company has established a Conflict Minerals Policy, which is posted on our website. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

6.2.6 Maintain records

The Company has established its due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation on our Company’s internal network.

6.3 Steps to be taken to mitigate risk and maturing due diligence program

As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•              Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

•              Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

7. Identify and assess risk in the supply chain

Because of the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We identified direct suppliers for our MTII Parts. Of these suppliers, only six manufactured parts containing Conflict Minerals that we purchased for use in our products during 2013, and therefore within the scope of our RCOI. All six of these suppliers provided a response to our request for information.  Three supplier responses did not indicate the smelters or refineries where the Conflict Minerals were obtained, of those three, one certified that metals used by their supply chain and contained in their products are not knowingly derived or sourced from mines in the Covered Countries and are DRC Conflict-Free. Each supplier response was evaluated, and where possible, validated to determine sufficiency, accuracy or completeness of its response. We have relied on these suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us.  We understand that our direct suppliers are similarly reliant upon information provided by their suppliers.

8. Design and Implement a Strategy to Respond to Risks

The Company will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

9. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with the smelters and refiners who process the Conflict Minerals used in our products, nor do we perform direct audits of these entities that provide our supply chain such Conflict Minerals. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

10. Report on supply chain due diligence and Results

In addition to this CMR, for further information about our supply chain Conflict Minerals policy, including our approach for supply chain due diligence and supplier expectation, please see it at: www.mechtech.com under "Investor Relations" in "Corporate Governance".

10.1 Due Diligence Process

We made inquiries of our six identified suppliers described above asking them to provide responses regarding the facilities utilized to process necessary Conflict Minerals, as well as information regarding the mine(s) or source(s) of origin of those Conflict Minerals.  Some of our suppliers utilized the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, we subsequently assessed whether the Conflict Minerals identified, were consistent with the nature and characteristics of the supplied part.

10.2 Survey Responses

At the outset of our 2013 RCOI, the Company elected to survey the identified six suppliers who were within the scope of RCOI. The Company maintained copies of all responses received from those suppliers on its internal network.

10.3 Efforts to determine country of origin of mine or Conflict Minerals

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template (if possible), we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the Conflict Minerals in our supply chain. The Company also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

10.4 Smelters or Refiners Identified

We adopted the CFSI’s industry approach and traced back the origin of Conflict Minerals by identifying smelters, refineries or recyclers and scrap supplier sources, when available. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the Covered Countries. Given the fact that not all smelters identified were on the CFS list and the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, the Company’s due diligence efforts in 2013 were unable to precisely determine whether or not its identified supplier parts in its supply chain originated in the Covered Countries or, to the extent that they did, either financed or benefited, directly or indirectly, armed groups in such countries.  Further, because some of our suppliers are unable to determine the origin of our necessary Conflict Minerals, the Company is not able to determine all the facilities used to process them, the country or origin, or the mine or location of origin, although the ones we were able to identify are listed below.

Metal	Smelter	Country
Gold	Ohio Precious Metals, LLC*	USA
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	China
Gold	JCC	China
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd	China
Gold	Smelter Not Listed – Yantai Zhaojin Kanfort Precious Metals Incorporated Company	China
Gold	Smelter Not Listed – Sanmenxia HengSheng Science Technology R&D CO.LTD	SanMenXia
Gold	Smelter Not Listed – Hong Da qiu	Ghana
Tin	Minsur*	Peru
Tin	Malaysia Smelting Corp (MSC)*	Malaysia
Tin	OMSA*	Bolivia
Tin	PT Timah*	Indonesia
Tin	PT Bangka Timah Utama Sejahtera	Indonesia
Tin	Thailand Smelting and Refining Co. Ltd.	Thailand
Tin	Taboca	Brazil
Tin	Cooper Santa	Brazil
Tin	Banka Tin	Indonesia
Tin	EM Vinto	Bolivia
Tin	Minsur S.A. Tin Metal	Peru
Tin	Taboca	Brazil
Tin	Yuntinic Resources Inc.	China
Tin	OMSA	Bolivia
Tin	Funsur Smelter	Peru
Tin	Metallo Chimique	Belgium
Tin	PT Koba Tin	Indonesia
Tin	Smelter Not Listed – Grillo Handel	Germany
Tin	Smelter Not Listed – Operaciones Metalurgica S.A.	Bolivia
Tin	PT Refined Banka Tin	Indonesia
Tin	Yunnan Tin Company Limited	China
Tin	China Minmetals	China
Tin	Yunnan Chengfeng	China

* Currently identified as Conflict Free Smelters by CFSI.